Mirant Corporation
1155 Perimeter Center West, Atlanta, Georgia 30338-5416
T 678 579 5000 F 678 579 5001 U www.mirant.com

October 7, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

RE:	Mirant Corporation

File No. 001-16107

Form 10-K for the year ended December 31, 2008

Filed on February 27, 2009

Mirant Americas Generation, LLC, Mirant North America, LLC and Mirant Mid-Atlantic, LLC

File No. 333-63240, 333-134722, 333-61668

Form 10-K for the year ended December 31, 2008

Filed on March 5, 2009

Dear Mr. Owings:

This letter is being furnished on behalf of Mirant Corporation, Mirant Americas Generation, LLC, Mirant North America, LLC and Mirant Mid-Atlantic, LLC, in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) contained in a letter to Edward Muller, Chairman and Chief Executive Officer of Mirant Corporation, and Robert Driscoll, President and Chief Executive Officer of Mirant Americas Generation, LLC, Mirant North America, LLC and Mirant Mid-Atlantic, LLC, dated September 30, 2009, with respect to the above referenced filings. As used in this letter, “we,” “us,” “our,” the “Company” and “Mirant” refer to Mirant Corporation and its subsidiaries unless the context requires otherwise.

For your convenience, we have set forth the text of the Staff’s comments in full followed by our responses.

Securities and Exchange Commission

October 7, 2009

Mirant Corporation

Item 9A. Controls and Procedures, page 87

1.	We note your risk-factor disclosure on page 26 concerning “[u]nauthorized hedging and related activities by our employees [potentially resulting] in significant penalties and financial losses.” Please explain to us how your management was able to conclude that your internal control over financial reporting was effective in light of this disclosure.

Response:

Our system of internal controls is designed to prevent and/or detect unauthorized hedging and related activities by employees. Our Risk Management Policy limits trading to certain products and contains limits and restrictions related to our asset management, proprietary trading and fuel oil management activities. The controls related to our hedging and related activities are included in the scope of our management testing around the design and effectiveness of internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. We concluded that these controls were designed and operated effectively for the year ended December 31, 2008. We relied on this testing in concluding on the effectiveness of our internal control over financial reporting.

We will revise the language of this risk factor in our 2009 Form 10-K as follows:

Our use of derivative financial instruments in our asset management activities will not fully protect us from fluctuations in commodity prices and our risk management policy cannot eliminate the risks associated with these activities.

We engage in asset management activities related to sales of electricity and purchases of fuel. The income and losses from these activities are recorded as operating revenues and fuel costs. We may use forward contracts and other derivative financial instruments to manage market risk and exposure to volatility in prices of electricity, coal, natural gas, emissions and oil. We cannot provide assurance that these strategies will be successful in managing our price risks, or that they will not result in net losses to us as a result of future volatility in electricity, fuel and emissions markets. Actual power prices and fuel costs may differ from our expectations.

Our asset management activities include natural gas derivative financial instruments that we use to hedge power prices for our baseload generation. The effectiveness of these hedges is dependent upon the correlation between power and natural gas prices in the markets where we operate. If those prices are not sufficiently correlated, our financial results and financial position could be adversely affected.

Additionally, we expect to have an open position in the market, within our established guidelines, resulting from the management of our portfolio. To the extent open positions exist, fluctuating commodity prices can affect our financial results and financial position, either favorably or unfavorably. Furthermore, the risk management procedures we have in place may not always be followed or may not always work as planned. However, we have designed a system of internal controls to prevent and/or detect unauthorized hedging and related activities, including our Risk Management Policy. If any of our employees were able to engage in unauthorized hedging and related activities, it could result in significant penalties and financial losses. As a result of these and other factors, we cannot predict the outcome that risk management decisions may have on our business, operating results or financial position. Although management devotes considerable attention to these issues, their outcome is uncertain.

Securities and Exchange Commission

October 7, 2009

Exhibits 10.2 and 10.28

2.	We note that the Engineering, Procurement and Construction Agreement (Exhibit 10.2) is missing Annex D thereto, the Pricing Supplement, and the Credit Agreement (Exhibit 10.28) is missing the schedules and exhibits thereto. With your next periodic report, please re-file these agreements as complete exhibits, including all of their schedules and attachments. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Response:

We will re-file with our Form 10-Q for the period ending September 30, 2009, the Engineering, Procurement and Construction Agreement (Exhibit 10.2) and the Credit Agreement (Exhibit 10.28) as complete exhibits, including all of their schedules and attachments. As always, we will evaluate at that time whether to seek confidential treatment for certain information within these material contracts pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and file the appropriate request, if necessary.

Mirant Americas Generation, LLC

Mirant North America, LLC

Mirant Mid-Atlantic, LLC

Form 10-K for Fiscal Year Ended December 31, 2008

3.	In future filings, please address the comments above as they pertain to the subsidiary registrants.

Response:

We will address the above comments within the subsidiary registrant filings on a prospective basis, as applicable.

Securities and Exchange Commission

October 7, 2009

As requested in the comment letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the above referenced documents as originally filed, and we will comply with the comments received in all future filings, as applicable. We will be pleased to respond promptly to any requests for additional information. My phone number is (678) 579-5188 and my fax number is (678) 579-7141.

Sincerely,

By:	/s/ Angela M. Nagy
Angela M. Nagy
Vice President and Controller